                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  INACOM CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.10
                         (Title of Class of Securities)

                                   45323G109
                                 (CUSIP Number)

                             Mr. K. Tucker Andersen
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                 August 15, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D

CUSIP No. 45323G109

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                a[ ]
                                                                b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.  SOLE VOTING POWER

                                 329,500

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                      70,500
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         329,500
   WITH
                      10.  SHARED DISPOSITIVE POWER

                                  70,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            400,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.9%

14.  TYPE OF REPORTING PERSON*
                  PN, IA

Item 1.  Security and Issuer.

                  This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, filed April 26, 1995 (the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the Common Stock, par value $.10 per share (the "Common Stock" or the "Shares"), of InaCom Corp. (the "Company"), which has its principal executive offices at 10810 Farnam, Omaha, Nebraska 68154. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

                 Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                 This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, ten securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.

                  K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.

                  Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates held and beneficially owned 400,000 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, Longview Partners and the other managed accounts was $4,521,950. Of this amount, Cumberland Associates invested approximately $3,189,338 on behalf of Cumberland Partners, $404,875 on behalf of LongView Partners and $927,737 on behalf of eight of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock by Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners and the eight other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

                  By virtue of Rule 13d-3 under the Exchange Act, each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates beneficially owned 400,000(1) shares of Common Stock representing 3.9%(2) of the Common Stock deemed outstanding on the date hereof.



- ---------------------------
(1) As to 329,500 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 70,500 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the eight other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

(2) Based on 10,142,339 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended June 29, 1996.



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                  Set forth in Appendix A attached hereto and incorporated
herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the period beginning 60 days prior to August 15, 1996 and ending on the date of this filing.

                  In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates, none of the General Partners is the beneficial owner of any Common Stock.

                  As of August 15, 1996, Cumberland Associates is no longer the beneficial owner of more than five (5) percent of the Common Stock outstanding. Accordingly, until such time as Cumberland Associates acquires, directly or indirectly, beneficial ownership of Common Stock in excess of the five (5) percent threshold, Cumberland Associates is no longer required to report pursuant to Rule 13d-1 with respect to the Common Stock.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 23, 1996

                              CUMBERLAND ASSOCIATES


                          By: /s/ K. Tucker Andersen
                              K. Tucker Andersen
                              General Partner

                                   APPENDIX A*

1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


        DATE OF                NO. OF UNITS  PURCHASED            NO. OF UNITS                   PRICE PER
      TRANSACTION                                                      SOLD                         UNIT
      -----------              -----------------------            ------------                   ----------
          8/20/96                                                     20,000                       $26-7/8
          8/19/96                                                     60,000                      $26.6771
          8/16/96                                                     20,000                       $26-5/16
          8/15/96                                                     53,000                       $26.506
          8/12/96                                                      5,000                         $25
          7/25/96                                                      2,000                       $23-3/8
           7/9/96                                                      8,000                       $17-7/8

- ---------------
* Each of the transactions set forth in this Appendix was a regular way transaction.